CERTIFICATE OF DESIGNATION
                                OF
                       PREFERRED STOCK
                                OF
                      THE AUXER GROUP, INC.
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The Auxer Group, Inc., a corporation organized and
exisiting under the General Corporation Law of the State of
Delaware (the "Corporation").
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DOES HEREBY CERTIFY:
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THAT, pursuant to the authority conferred upon the
board of directors by the Certificate of Incorporation of
this Corporation and section 151 ot Title 8 of the Delaware
Code, the board of directors has duly adopted the following
resolution:
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RESOLVED, that pursuant to the authority expressly
granted to and vested in the board of directors of this
Corporation by the provisions of ots Certificate of
Incorporation, the board of directors hereby creates a
series of Preferred Stock to consist of 25,000,000 of the
Preferred Shares which this Corporation now has authority to issue, and the board of directors bereby fixes the
designation, powers, preferences and relative,
participating, optional andother special rights, and the
qualifications, limitations or restrictions thereof, of the
shares of such series as follows:
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1.   Designation.  The distinctive designation of such
stock shall be the Preferred Stock.
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2.   Number of Shares.  The number of shares which
shall constitute such series shall be 25,000,000 shares,
which number may be increased or decreased from time to time by theboard of directors.
3.   Dividends.  HOlders of our preferred stock are
entitled to receive dividends, when as and if declared by
the Board of Directors, in its discretion, from funds
legally avaliable therefore.  Hodlers of shares of our
preferred stock are entitled to share, on a ratable basis,
such dividends as may be declared by the Board of Directors
out of funds, legally available therefor.
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4.   Conversion Rights.  The Preferred Stock is
convertible, at the holders option, at any time into shares
of the Company's Common Stock at a rate of ten shares of
Common Stock for each share of Preferred Stock.
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5.   Redemption.  The Preferred Stock is not redeemable.
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6.   Liquidation Rights.  In the event of any liquidation
dissolution or winding up of the Company, holders
of shares of Preferred Stock are entitled to
receive,out of legally avaliable assets, a liquidation
preference of $100.00 per share and no more before any
payment or distribution is made to the holders of Common
Stock or any series or class of the Company's stock
hereafter that ranks junior as to liquidation rights to the
Preferred Stock.  After payment in full of the liquidation
preference of the shares of Preferred Stock, the holders of
such shares will not be entitled to any further
participation in any distribution of assets by the Company.
Neither a consolidation, merger or other business
combination of the Company with or into another corporation
or other entity nor a sale or transfer of all part of the
Company's assets for cash, securities or otherproperty will
be considered a liquidation, dissolution or winding up of
the Company.
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7.   Voting Rights.  The holders of the Preferred Stock
will have voting rights equal to ten shares of Common Stock
for each share of Preferred Stock.
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8.   Reorganization/Recapitalization.  In the event of
a reorganization or recapitalization of the Company's Common Stock, holders of the Preferred Stock shall not be entitled to the benefits of, or be subject to the detriments of, such reorganization or recapitalization.
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9.   Anti-Dilution.  The shares of the Company's
Preferred Stock shall not be subject to dilution unless the
unanimous holders of the Preferred Stock vote to change this preference.
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IN WITNESS WHEREOF, the Corporation has caused this
Certificate of Designation to be executed this 1 st day of
January, by an officer thereunto duly authorized.
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                    THE AUXER GROUP, INC.
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                    By: /s/ Eugene Chiaramonte, Jr.
                    -------------------------------
                            EUGENE CHIARAMONTE, JR.